Exhibit 99.3

NICE Customers to Join Leading Analysts and Industry Experts in
Global Thought Leadership Webinar Series on Leading in the
Experience Revolution

NICE webinar series to present insights into moving contact center to the cloud, CCaaS, customer experience and journey, voice authentication, robotic process automation and more

Hoboken, N.J., July 9, 2018 – NICE (Nasdaq: NICE) today announced that several customers will be joining the line-up of leading analysts and industry experts in its global webinar series 'Customer Experience Done Right'. NewDay and Sitel Group are two of the enterprises that will be part of the insightful online discussions to share how they've been leveraging NICE solutions to enhance customer experience, derive impactful results and lead in the experience revolution. The webinar series will also share market trends and forecasts for delivering the optimal customer experience throughout the customer journey. To learn more or register for the webinars, please click here.

AbbVie, Aberdeen, Forrester Research, IBM, IDC Research and Optum are just some of the renowned analysts and experts that will present in the latest set of NICE webinars. The upcoming online events will focus on Contact Center as a Service (CCaaS), analytics, automation, workforce optimization and more. Key events include:

•	July 12, 2018: Francesca Rea, Director of Customer Service & Service Delivery at NewDay will share "Getting Better All the Time: How VOC Supports Continuous Improvement at NewDay"

•	July 26, 2018: "An Amazing Journey to NICE WFM Version 6.5" presented by Claire Foley, Manager of WFM Administration, Applications and Internal Information Systems, Sitel Group.

•	July 26, 2018: Sandi Shaulis, Associate Director, Consumer Experience, Optum discusses " Hear How Optum Implemented a Successful Interaction Analytics Program and the ROI Achieved."

•	August 2, 2018: “Managing the Workforce from the Cloud - Abbvie Shares Their Journey” by Krystal Prayer, Workforce Management Analyst, AbbVie Pharmacy Solutions.

•	September 6, 2018: Frank Gens, Senior Vice President & Chief Analyst, IDC Research will present “Moving Your Contact/Customer Service Center to the Cloud: Benefits, Obstacles and Strategies”

•
September 20, 2018: " Customer Analytics:  Aberdeen Shares "How to Use Data to Achieve Your Business Objectives” by Omer Minkara, VP & Principal Analyst, Contact Center & Customer Experience Management, Aberdeen

•	September 27, 2018: " Forrester Research Presents Best Practices on Migrating Your WFO to the Cloud” by Ian Jacobs, Principal Analyst, Forrester Research

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE said "Experiences are revolutionizing how we perceive products and services, and make all the difference in today's economy. Who better than NICE customers to exemplify the paths they've taken in making experiences a differentiator by adopting our offering and excelling in their domain. Providing an industry perspective, best practices and strategies, especially for moving to the cloud, also form a cornerstone of this quarter's webinar series and we're excited to have some of the leading experts to share them."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements,  are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.